

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 14, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 0.000% Senior Notes due 2025 of TYCO ELECTRONICS GROUP S.A., guaranteed by TE CONNECTIVITY LTD., under the Exchange Act of 1934.

Sincerely,